UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 4)

GOGO INC.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

380446C 10 9

(CUSIP Number)

Robert A. Copen

Thorndale Farm, L.L.C.

63 Front Street

Millbrook, New York 12545

(845) 605-3633

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 29, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 380446C 10 9	Page 2

1	Name of reporting person / I.R.S. Identification Nos. of Above Persons (entities only) Thorndale Farm, L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization State of Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power —
	8	Shared voting power 23,384,153
	9	Sole dispositive power —
	10	Shared dispositive power 23,384,153
11	Aggregate amount beneficially owned by each person 23,384,153
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of class represented by amount in Row (11) 27.2%
14	Type of reporting person OO

CUSIP No. 380446C 10 9	Page 3

1	Name of reporting person / I.R.S. Identification Nos. of Above Persons (entities only) Oakleigh Thorne
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power —
	8	Shared voting power 24,024,514
	9	Sole dispositive power —
	10	Shared dispositive power 24,024,514
11	Aggregate amount beneficially owned by each person 24,024,514
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of class represented by amount in Row (11) 28.0%
14	Type of reporting person IN

CUSIP No. 380446C 10 9	Page 4

1	Name of reporting person / I.R.S. Identification Nos. of Above Persons (entities only) OTAC (Thorne) LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization State of Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power —
	8	Shared voting power 1,091
	9	Sole dispositive power —
	10	Shared dispositive power 1,091
11	Aggregate amount beneficially owned by each person 1,091
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of class represented by amount in Row (11) 0.0%
14	Type of reporting person OO

CUSIP No. 380446C 10 9	Page 5

1	Name of reporting person / I.R.S. Identification Nos. of Above Persons (entities only) TACA (Thorne) LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization State of Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 547
	8	Shared voting power —
	9	Sole dispositive power —
	10	Shared dispositive power 547
11	Aggregate amount beneficially owned by each person 547
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of class represented by amount in Row (11) 0.0%
14	Type of reporting person OO

CUSIP No. 380446C 10 9	Page 6

1	Name of reporting person / I.R.S. Identification Nos. of Above Persons (entities only) TACA II (Thorne) LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization State of Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 544
	8	Shared voting power —
	9	Sole dispositive power —
	10	Shared dispositive power 544
11	Aggregate amount beneficially owned by each person 544
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of class represented by amount in Row (11) 0.0%
14	Type of reporting person OO

CUSIP No. 380446C 10 9	Page 7

1	Name of reporting person / I.R.S. Identification Nos. of Above Persons (entities only) OAP, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization State of Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power —
	8	Shared voting power 139,536
	9	Sole dispositive power —
	10	Shared dispositive power 139,536
11	Aggregate amount beneficially owned by each person 139,536
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of class represented by amount in Row (11) 0.2%
14	Type of reporting person OO

CUSIP No. 380446C 10 9	Page 8

1	Name of reporting person / I.R.S. Identification Nos. of Above Persons (entities only) Option 1, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization State of Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power —
	8	Shared voting power 4,980
	9	Sole dispositive power —
	10	Shared dispositive power 4,980
11	Aggregate amount beneficially owned by each person 4,980
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of class represented by amount in Row (11) 0.0%
14	Type of reporting person OO

CUSIP No. 380446C 10 9	Page 9

1	Name of reporting person / I.R.S. Identification Nos. of Above Persons (entities only) Thorndale Co-Investment Holdco, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization State of Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power —
	8	Shared voting power 495,845
	9	Sole dispositive power —
	10	Shared dispositive power 495,845
11	Aggregate amount beneficially owned by each person 495,845
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of class represented by amount in Row (11) 0.6%
14	Type of reporting person OO

This Amendment No. 4 to Schedule 13D is being filed by the Reporting Persons to amend and supplement the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on July 8, 2013, as amended on May 16, 2014, August 13, 2014 and November 17, 2015 (as amended, the “Schedule 13D”). Unless set forth below, all previous Items set forth in the Schedule 13D remain unchanged. Capitalized terms used herein and not defined have the meanings given to them in the Schedule 13D.

Item 2.	Identity and Background.

Item 2(a) of the Schedule 13D is hereby amended and restated in its entirety as set forth below:

(a)	This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

(i) Thorndale Farm, L.L.C., a Delaware limited liability company, by virtue of the dispositive authority granted under the Amended and Restated Master Service Agreement described under Item 6 of the Schedule 13D (the “Service Agreement”), for the management of the investments of the Caroline A. Wamsler Trust created under the Honore T. Wamsler September 11, 1984 Trust, the Irene W. Banning Trust created under the Honore T. Wamsler September 11, 1984 Trust, the Oakleigh L. Thorne Trust Under Agreement dated 12/15/76, the Pauline W. Joerger Trust created under the Honore T. Wamsler September 11, 1984 Trust, the Trust Under Will of O.L. Thorne FBO Oakleigh B. Thorne, the Trust Under Will of O.L. Thorne FBO Elizabeth A. Robinson, the Trust Under Will of O.L. Thorne FBO Margaret A. Douglas, the Trust Under Will of O.L. Thorne FBO Joan A. Teach, the Trust Under Will of O.L. Thorne FBO Thomas O. Alley, the Oakleigh L. Thorne Trust Under Agreement FBO Oakleigh B. Thorne, the Oakleigh L. Thorne Trust Under Agreement FBO Charlotte T. Bordeaux, the Oakleigh B. Thorne Dynasty Trust 2011, the Charlotte Bordeaux Dynasty Trust 2011, the 2005 Restatement of the Oakleigh Thorne Trust dated June 23, 1997, the Oakleigh Thorne GST Trust III, the Oakleigh Thorne GST Trust, the Eliza Thorne Revocable Trust, the Jonathan Thorne Revocable Trust, the Oakleigh B. Thorne August 2014 2-Year Annuity Trust, the Oakleigh B. Thorne May 2014 2-Year Annuity Trust, the Oakleigh B. Thorne October 2014 2-Year Annuity Trust, the Oakleigh B. Thorne May 2015 3-Year Annuity Trust, the Oakleigh B. Thorne October 2015 2-Year Annuity Trust, the Oakleigh B. Thorne February 2016 2-Year Annuity Trust, the Harrison K. Thorne 2012 Trust, the Jonathan Edwin Thorne 2010 Trust, the Estella Blue 2006 Trust, the Matilda Blue 2007 Trust, the Alexander Lewis Thorne 1995 Trust, the Maxwell Edward Thorne 1995 Trust, the Oakleigh Hewson Thorne 1995 Trust, the Kathryn Fitzsimons Thorne 1997 Trust, the Eliza Vae Alley 2012 Trust, the Jennifer Honore Carr 2005 Trust, the Brett Andrew Carr 2007 Trust, the Aidan Nicholas Birdsall 2010 Trust, the Ava Kathleen Birdsall 2012 Trust, the Ian William Graham 1997 Trust, the David Gordon Graham 1997 Trust, the Emily Corinne Graham 1997 Trust, the Emilynn Skye Pinkham 2007 Trust, the Wilhelmina Elizabeth Pinkham 2011 Trust, the Waylon Kane Pinkham 2013 Trust, the Lyman Alton Pinkham 2010 Trust, the Nicholas Cord Teach 1997 Trust, the Finn Lee Teach 1997 Trust, the Tyler Andrew Teach 1997 Trust, the Eric Edward Fogg 1997 Trust, the Irene W. Banning Trust FBO Karl Banning, the HTW 9/11/1984 Casey Key FBO Irene Banning, the HTW 7/16/1984 GST FBO Irene Banning, the HTW 9/11/1984 Casey Key FBO Pauline Joerger, the HTW 7/16/1984 GST FBO Pauline Joerger, the HTW 9/11/1984 Casey Key FBO Caroline Wamsler, the HTW 7/16/1984 GST FBO Caroline Wamsler, the Irene W. Banning Revocable Pourover Trust, the Pauline W. Joerger Revocable Trust, the Thorne GST Trust, the Bertha P. Thorne Trust Under Will dated 12/23/1970 FBO Oakleigh B. Thorne, the Bertha P. Thorne Trust Under Will dated 12/23/1970 FBO Charlotte T. Bordeaux, the Oakleigh Thorne 2016 Dynasty Trust, the Elizabeth Lynn Alley Robinson 2016 Dynasty Trust, the Margaret Alley Douglas 2016 Dynasty Trust, the Joan Alley Teach 2016 Dynasty Trust, the Thomas O. Alley 2016 Dynasty Trust, the Jonathan Thorne 2016 Dynasty Trust, the Henry F. Thorne 2016 Dynasty Trust and the Eliza Thorne 2016 Dynasty Trust;

(ii) Oakleigh Thorne, a citizen of the United States, by virtue of being (t) the beneficiary of the Oakleigh B. Thorne August 2014 2-Year Annuity Trust, the Oakleigh B. Thorne May 2014 2-Year Annuity Trust, the Oakleigh B. Thorne October 2014 2-Year Annuity Trust, the Oakleigh B. Thorne May 2015 3-Year Annuity Trust, the Oakleigh B. Thorne October 2015 2-Year Annuity Trust and the Oakleigh B. Thorne February 2016 2-Year Annuity Trust; (u) co-trustee of the Caroline A. Wamsler Trust created under the

Honore T. Wamsler September 11, 1984 Trust, the Irene W. Banning Trust created under the Honore T. Wamsler September 11, 1984 Trust, the Oakleigh L. Thorne Trust Under Agreement dated 12/15/76, the Pauline W. Joerger Trust created under the Honore T. Wamsler September 11, 1984 Trust, the Trust Under Will of O.L. Thorne FBO Oakleigh B. Thorne, the Trust Under Will of O.L. Thorne FBO Elizabeth A. Robinson, the Trust Under Will of O.L. Thorne FBO Margaret A. Douglas, the Trust Under Will of O.L. Thorne FBO Joan A. Teach, the Trust Under Will of O.L. Thorne FBO Thomas O. Alley, the Oakleigh L. Thorne Trust Under Agreement FBO Oakleigh B. Thorne, the Oakleigh L. Thorne Trust Under Agreement FBO Charlotte T. Bordeaux, the Oakleigh B. Thorne Dynasty Trust 2011, the Charlotte Bordeaux Dynasty Trust 2011, the Elizabeth Lynn Alley Robinson 2016 Dynasty Trust, the Margaret Alley Douglas 2016 Dynasty Trust, the Joan Alley Teach 2016 Dynasty Trust, the Thomas O. Alley 2016 Dynasty Trust, the Jonathan Thorne 2016 Dynasty Trust, the Henry F. Thorne 2016 Dynasty Trust, the Eliza Thorne 2016 Dynasty Trust, the HTW 9/11/1984 Casey Key FBO Irene Banning, the HTW 7/16/1984 GST FBO Irene Banning, the HTW 9/11/1984 Casey Key FBO Pauline Joerger, the HTW 7/16/1984 GST FBO Pauline Joerger, the HTW 9/11/1984 Casey Key FBO Caroline Wamsler, and the HTW 7/16/1984 GST FBO Caroline Wamsler; (v) trustee of the 2005 Restatement of the Oakleigh Thorne Trust dated June 23, 1997, the Oakleigh Hewson Thorne 1995 Trust, the Kathryn Fitzsimons Thorne 1997 Trust, the Eliza Vae Alley 2012 Trust, the Jennifer Honore Carr 2005 Trust, the Brett Andrew Carr 2007 Trust, the Aidan Nicholas Birdsall 2010 Trust, the Ava Kathleen Birdsall 2012 Trust, the Ian William Graham 1997 Trust, the David Gordon Graham 1997 Trust, the Emily Corinne Graham 1997 Trust, the Emilynn Skye Pinkham 2007 Trust, the Wilhelmina Elizabeth Pinkham 2011 Trust, the Waylon Kane Pinkham 2013 Trust, the Lyman Alton Pinkham 2010 Trust, the Nicholas Cord Teach 1997 Trust, the Finn Lee Teach 1997 Trust, the Tyler Andrew Teach 1997 Trust, the Eric Edward Fogg 1997 Trust, the Irene W. Banning Trust FBO Karl Banning and the Thorne GST Trust; (w) chief executive officer of Thorndale Farm, L.L.C.; (x) the managing member of OAP, LLC (“OAP”); (y) the managing member of Option 1, LLC (“Option 1”); and (z) the managing member of Thorndale Co-Investment Holdco, LLC (“Holdco”);

(iii) OTAC (Thorne) LLC (“OTAC”), a Delaware limited liability company, by virtue of being the managing member of TACA (Thorne) LLC (“TACA”) and TACA II (Thorne) LLC (“TACA II”);

(iv) TACA, a Delaware limited liability company, by virtue of its direct beneficial ownership of Common Stock;

(v) TACA II, a Delaware limited liability company, by virtue of its direct beneficial ownership of Common Stock;

(vi) OAP, a Delaware limited liability company, by virtue of its direct ownership of Common Stock;

(vii) Option 1, a Delaware limited liability company, by virtue of its direct ownership of Common Stock; and

(viii) Holdco, a Delaware limited liability company, by virtue of its direct ownership of Common Stock.

The persons named in (i) through (viii) above are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.”

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person.

The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

Set forth in Annex A attached hereto is a listing of the directors, executive officers, members, general partners and controlling persons, as applicable, of each Reporting Person (collectively, the “Covered Persons”). Annex A is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On or before May 2, 2016, in connection with the long-term estate planning of Oakleigh Thorne and his family, the following occurred:

•	Oakleigh Thorne resigned as the manager of OTAC and was replaced by an independent third-party manager;

•	the following trusts were established, for which Oakleigh Thorne serves as co-trustee: the Elizabeth Lynn Alley Robinson 2016 Dynasty Trust, the Margaret Alley Douglas 2016 Dynasty Trust, the Joan Alley Teach 2016 Dynasty Trust, the Thomas O. Alley 2016 Dynasty Trust, the Jonathan Thorne 2016 Dynasty Trust, the Henry F. Thorne 2016 Dynasty Trust and the Eliza Thorne 2016 Dynasty Trust;

•	the Oakleigh Thorne 2016 Dynasty Trust was established;

•	the following trusts became party to the Service Agreement with Thorndale Farm, L.L.C.: the Oakleigh Thorne 2016 Dynasty Trust, the Elizabeth Lynn Alley Robinson 2016 Dynasty Trust, the Margaret Alley Douglas 2016 Dynasty Trust, the Joan Alley Teach 2016 Dynasty Trust, the Thomas O. Alley 2016 Dynasty Trust, the Jonathan Thorne 2016 Dynasty Trust, the Henry F. Thorne 2016 Dynasty Trust and the Eliza Thorne 2016 Dynasty Trust;

•	TACA and TACA II distributed an aggregate of 11,595,334 shares of Common Stock to certain trusts party to a Service Agreement with Thorndale Farm, L.L.C. and/or affiliated with Oakleigh Thorne by virtue of him being a beneficiary, trustee or co-trustee of such trusts and/or certain others;

•	the Trust Under Will of O.L. Thorne FBO Henry F. Thorne distributed an aggregate of 115,501 shares of Common Stock to the Henry F. Thorne 2016 Dynasty Trust; and

•	Henry F. Thorne contributed an aggregate of 154,242 shares of Common Stock to the Henry F. Thorne 2016 Dynasty Trust.

As noted above, the foregoing transfers were effected by the Reporting Persons solely in connection with the long-term estate planning of Oakleigh Thorne and his family. No shares of Common Stock were purchased or sold in connection with these transfers and none of the transfers was effected in the open market.

Item 5.	Interest in Securities of the Issuer.

Items 5(a), 5(b), 5(d) and 5(e) of the Schedule 13D are hereby amended and restated in their entirety as set forth below:

(a) and (b)

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

In the aggregate, the Reporting Persons beneficially own, as of the date hereof, an aggregate of 24,025,605 shares of Common Stock.

The shares of Common Stock are directly held as follows: 137,067 shares are held by the Oakleigh B. Thorne August 2014 2-Year Annuity Trust, 116,155 shares are held by the Oakleigh B. Thorne May 2014 2-Year Annuity Trust, 85,912 shares are held by the Oakleigh B. Thorne October 2014 2-Year Annuity Trust, 176,752 shares are held by the Oakleigh B. Thorne May 2015 3-Year Annuity Trust, 150,044 shares are held by the Oakleigh B. Thorne October 2015 2-Year Annuity Trust, 134,748 shares are held by the Oakleigh B. Thorne February 2016 2-Year Annuity Trust, 641,586 shares are held by the Caroline A. Wamsler Trust created under the Honore T. Wamsler September 11, 1984 Trust, 638,720 shares are held by the Irene W. Banning Trust created under the Honore T. Wamsler September 11, 1984 Trust, 1,637,803 shares are held by the Oakleigh L. Thorne Trust Under Agreement dated 12/15/76, 608,569 shares are held by the Pauline W. Joerger Trust created under the Honore T. Wamsler September 11, 1984 Trust, 2,756,524 shares held by the Trust Under Will of O.L. Thorne FBO Oakleigh B. Thorne, 793,882 shares are held by the Trust Under Will of O.L. Thorne FBO Elizabeth A. Robinson, 793,882 shares are held by the Trust Under Will of O.L. Thorne FBO Margaret A. Douglas, 793,882 shares are held by the Trust Under Will of O.L. Thorne FBO Joan A. Teach, 793,882 shares are held by the Trust Under Will of O.L. Thorne FBO Thomas O. Alley, 2,838,551 shares are held by the Oakleigh L. Thorne Trust Under Agreement FBO Oakleigh B. Thorne, 2,621,842 shares are held by the Oakleigh L. Thorne Trust Under Agreement FBO Charlotte T. Bordeaux, 639,461 shares are held by the Oakleigh B. Thorne Dynasty Trust 2011, 259,522 shares are held by the Charlotte Bordeaux Dynasty Trust 2011, 1,126,752 shares are held by the 2005 Restatement of the Oakleigh Thorne Trust dated June 23, 1997, 26,374 shares are held by the Irene Banning Revocable Pourover Trust, 33,891 shares are held by the Pauline W. Joerger Revocable Trust, 143,266 shares are held by the Oakleigh Thorne GST Trust III, 243,575 shares are held by the Eliza Thorne Revocable Trust, 353,439 shares are held by the Jonathan Thorne Revocable Trust, 1,368 shares are held by the Harrison K. Thorne 2012 Trust, 2,665 shares are held by the Jonathan Edwin Thorne 2010 Trust, 4,972 shares are held by the Estella Blue 2006 Trust, 4,531 shares are held by the Matilda Blue 2007 Trust, 11,302 shares are held by the Alexander Lewis Thorne 1995 Trust, 11,647 shares are held by the Maxwell Edward Thorne 1995 Trust, 12,682 shares are held by the Oakleigh Hewson Thorne 1995 Trust, 8,617 shares are held by the Kathryn Fitzsimons Thorne 1997 Trust, 612 shares are held by the Eliza Vae Alley 2012 Trust, 3,858 shares are held by the Jennifer Honore Carr 2005 Trust, 2,707 shares are held by the Brett Andrew Carr 2007 Trust, 1,749 shares are held by the Aidan Nicholas Birdsall 2010 Trust, 765 shares are held by the Ava Kathleen Birdsall 2012 Trust, 6,665 shares are held by the Ian William Graham 1997 Trust, 3,714 shares are held by the David Gordon Graham 1997 Trust, 594 shares are held by the Emily Corinne Graham 1997 Trust, 2,557 shares are held by the Emilynn Skye Pinkham 2007 Trust, 1,223 shares are held by the Wilhelmina Elizabeth. Pinkham 2011 Trust, 317 shares are held by the Waylon Kane Pinkham 2013 Trust, 1,725 shares are held by the Lyman Alton Pinkham 2010 Trust, 6,440 shares are held by the Nicholas Cord Teach 1997 Trust, 780 shares are held by the Finn Lee Teach 1997 Trust, 3,714 shares are held by the Tyler Andrew Teach 1997 Trust, 1,783 shares are held by the Eric Edward Fogg 1997 Trust, 2,249 shares are held by the Irene W. Banning Trust FBO Karl Banning, 3,049 shares are held by the Oakleigh Thorne GST Trust, 13,181 shares are held by the H/W/T 9/11/1984 Casey Key FBO Irene Banning, 2,942 shares are held by the H/W/T 7/16/1984 GST FBO Irene Banning, 13,181 shares are held by the H/W/T 9/11/1984 Casey Key FBO Pauline Joerger, 2,942 shares are held by the H/W/T 7/16/1984 GST FBO Pauline Joerger, 13,181 shares are held by the H/W/T 9/11/1984 Casey Key FBO Caroline Wamsler, 2,942 shares are held by the H/W/T 7/16/1984 GST FBO Caroline Wamsler, 454,072 shares are held by the Bertha P. Thorne Trust Under Will dated 12/23/1970 FBO Oakleigh B. Thorne, 453,678 shares are held by the Thorne GST Trust, 64,057 shares held by the Bertha P. Thorne Trust Under Will dated 12/23/1970 FBO Charlotte T. Bordeaux, 419,073 shares held by the Oakleigh Thorne 2016 Dynasty Trust, 534,673 shares held by the Elizabeth Lynn Alley Robinson 2016 Dynasty Trust, 534,673 shares held by the Margaret Alley Douglas 2016 Dynasty Trust, 534,673 shares held by the Joan Alley Teach 2016 Dynasty Trust, 534,673 shares held by the Thomas O. Alley 2016 Dynasty Trust, 419,073 shares held by the Jonathan Thorne 2016 Dynasty Trust, 319,700 shares held by the Henry F. Thorne 2016 Dynasty Trust, 419,073 shares held by the Eliza Thorne 2016 Dynasty Trust, 495,845 shares held by Holdco, 547 shares are held by TACA, 544 shares are held by TACA II, 139,536 shares are held by OAP, and 4,980 shares are held by Option 1.

Mr. Thorne is the beneficiary of each of the Oakleigh B. Thorne August 2014 2-Year Annuity Trust, the Oakleigh B. Thorne May 2014 2-Year Annuity Trust, the Oakleigh B. Thorne October 2014 2-Year Annuity Trust, the Oakleigh B. Thorne May 2015 3-Year Annuity Trust, the Oakleigh B. Thorne October 2015 2-Year Annuity Trust and the Oakleigh B. Thorne February 2016 2-Year Annuity Trust and each of the trusts has entered into a Service Agreement with Thorndale Farm, L.L.C., of which Mr. Thorne is the chief executive officer. As such, each of Thorndale Farm, L.L.C. and Mr. Thorne may be deemed to have beneficial ownership of the shares held by each such trust.

Mr. Thorne is a co-trustee of each of the Caroline A. Wamsler Trust created under the Honore T. Wamsler September 11, 1984 Trust, the Irene W. Banning Trust created under the Honore T. Wamsler September 11, 1984 Trust, the Oakleigh L. Thorne Trust Under Agreement dated 12/15/76, the Pauline W. Joerger Trust created under the Honore T. Wamsler September 11, 1984 Trust, the Trust Under Will of O.L. Thorne FBO Oakleigh B. Thorne, the Oakleigh L. Thorne Trust Under Agreement FBO Oakleigh B. Thorne, the Trust Under Will of O.L. Thorne FBO Elizabeth A. Robinson, the Trust Under Will of O.L. Thorne FBO Margaret A. Douglas, the Trust Under Will of O.L. Thorne FBO Joan A. Teach, the Trust Under Will of O.L. Thorne FBO Thomas O. Alley, the Oakleigh L. Thorne Trust Under Agreement FBO Charlotte T. Bordeaux, the Oakleigh B. Thorne Dynasty Trust 2011, the Charlotte Bordeaux Dynasty Trust 2011, the HTW 9/11/1984 Casey Key FBO Irene Banning, the HTW 7/16/1984 GST FBO Irene Banning, the HTW 9/11/1984 Casey Key FBO Pauline Joerger, the HTW 7/16/1984 GST FBO Pauline Joerger, the HTW 9/11/1984 Casey Key FBO Caroline Wamsler, the HTW 7/16/1984 GST FBO Caroline Wamsler, the Bertha P. Thorne Trust Under Will dated 12/23/1970 FBO Oakleigh B. Thorne, the Bertha P. Thorne Trust Under Will dated 12/23/1970 FBO Charlotte T. Bordeaux, the Elizabeth Lynn Alley Robinson 2016 Dynasty Trust, the Margaret Alley Douglas 2016 Dynasty Trust, the Joan Alley Teach 2016 Dynasty Trust, the Thomas O. Alley 2016 Dynasty Trust, the Jonathan Thorne 2016 Dynasty Trust, the Henry F. Thorne 2016 Dynasty Trust and the Eliza Thorne 2016 Dynasty Trust, and each of the trusts has entered into the Service Agreement with Thorndale Farm, L.L.C., of which Mr. Thorne is the chief executive officer. As such, each of Thorndale Farm, L.L.C. and Mr. Thorne may be deemed to have beneficial ownership of the shares held by each such trust.

Mr. Thorne is the trustee of each of the 2005 Restatement of the Oakleigh Thorne Trust dated June 23, 1997, the Oakleigh Hewson Thorne 1995 Trust, the Kathryn Fitzsimons Thorne 1997 Trust, the Eliza Vae Alley 2012 Trust, the Jennifer Honore Carr 2005 Trust, the Brett Andrew Carr 2007 Trust, the Aidan N. Birdsall 2010 Trust, the Ava K. Birdsall 2012 Trust, the Ian William Graham 1997 Trust, the David Gordon Graham 1997 Trust, the Emily Corinne Graham 1997 Trust, the Emilynn Skye Pinkham 2007 Trust, the Wilhelmina Elizabeth. Pinkham 2011 Trust, the Waylon Kane Pinkham 2013 Trust, the Lyman Alton Pinkham 2010 Trust, the Nicholas Cord Teach 1997 Trust, the Finn Lee Teach 1997 Trust, the Tyler Andrew Teach 1997 Trust, the Eric Edward Fogg 1997 Trust, the Irene W. Banning Trust FBO Karl Banning and the Thorne GST Trust, and each of the trusts has entered into the Service Agreement with Thorndale Farm, L.L.C., of which Mr. Thorne is the chief executive officer. As such, Mr. Thorne may be deemed to have beneficial ownership of the shares held by such trusts.

The shares owned directly by each of TACA and TACA II are beneficially owned indirectly by OTAC, the managing member of TACA and TACA II.

The shares owned directly by OAP, Option 1 and Holdco are beneficially owned indirectly by Mr. Thorne. Mr. Thorne is the managing member of each of OAP, Option 1 and Holdco and may be deemed to have beneficial ownership of the shares held by OAP, Option 1 and Holdco.

Each of the Irene Banning Revocable Pourover Trust, the Pauline W. Joerger Revocable Trust, the Oakleigh Thorne GST Trust III, the Oakleigh Thorne GST Trust, the Eliza Thorne Revocable Trust, the Jonathan Thorne Revocable Trust, the Harrison K. Thorne 2012 Trust, the Jonathan Edwin Thorne 2010 Trust, the Estella Blue 2006 Trust, the Matilda Blue 2007 Trust, the Alexander Lewis Thorne 1995 Trust, the Maxwell Edward Thorne 1995 Trust and the Oakleigh Thorne 2016 Dynasty Trust have entered into a Service Agreement with Thorndale Farm, L.L.C., of which Mr. Thorne is the chief executive officer. As such, each of Thorndale Farm, L.L.C. and Mr. Thorne may be deemed to have beneficial ownership of the shares held by such entities.

To the knowledge of the Reporting Persons, none of the Covered Persons directly owns any shares of Common Stock.

All percentages calculated in this Schedule 13D are based upon an aggregate of 85,913,206 shares of Common Stock outstanding on February 17, 2016, as reported in the Annual Report on Form 10-K for the year ended December 31, 2015, as filed by the Issuer with the Commission on February 25, 2016.

(d) To the knowledge of the Reporting Persons, other than the trusts, individuals and entities described in Item 5(a) and (b) above, no other persons have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock in an aggregate amount greater than five percent of the shares of Common Stock outstanding.

(e) OTAC, TACA and TACA II ceased to be beneficial owners of more than five percent of the shares of Common Stock on or before May 2, 2016.

Item 7.	Material to be files as Exhibits.

Exhibit 1 Joint Filing Agreement among the Reporting Persons dated as of May 2, 2016.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 2, 2016

THORNDALE FARM, L.L.C.

By:	/s/ Oakleigh Thorne
Name:	Oakleigh Thorne
Title:	Chief Executive Officer

OAKLEIGH THORNE

By:	/s/ Oakleigh Thorne

OTAC (THORNE) LLC

By:	/s/ George T. Whalen III
Name:	George T. Whalen III
Title:	Manager

TACA (THORNE) LLC

By: OTAC (Thorne) LLC
Its: Managing Member

By:	/s/ George T. Whalen III
Name:	George T. Whalen III
Title:	Manager

TACA II (THORNE) LLC

By:	OTAC (Thorne) LLC
Its:	Managing Member

By:	/s/ George T. Whalen III
Name:	George T. Whalen III
Title:	Manager

OAP, LLC

By:	/s/ Oakleigh Thorne
Name:	Oakleigh Thorne
Title:	Managing Member

OPTION 1, LLC

By:	/s/ Oakleigh Thorne
Name:	Oakleigh Thorne
Title:	Managing Member

THORNDALE CO-INVESTMENT HOLDCO, LLC

By:	/s/ Oakleigh Thorne
Name:	Oakleigh Thorne
Title:	Managing Member

Exhibit 1

SCHEDULE 13D JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.

Date: May 2, 2016

THORNDALE FARM, L.L.C.

By:	/s/ Oakleigh Thorne
Name:	Oakleigh Thorne
Title:	Chief Executive Officer

OAKLEIGH THORNE

By:	/s/ Oakleigh Thorne

OTAC (THORNE) LLC

By:	/s/ George T. Whalen III
Name:	George T. Whalen III
Title:	Manager

TACA (THORNE) LLC

By:	OTAC (Thorne) LLC
Its:	Managing Member

By:	/s/ George T. Whalen III
Name:	George T. Whalen III
Title:	Manager

TACA II (THORNE) LLC

By:	OTAC (Thorne) LLC
Its:	Managing Member

By:	/s/ George T. Whalen III
Name:	George T. Whalen III
Title:	Manager

OAP, LLC

By:	/s/ Oakleigh Thorne
Name:	Oakleigh Thorne
Title:	Managing Member

OPTION 1, LLC

By:	/s/ Oakleigh Thorne
Name:	Oakleigh Thorne
Title:	Managing Member

THORNDALE CO-INVESTMENT HOLDCO, LLC

By:	/s/ Oakleigh Thorne
Name:	Oakleigh Thorne
Title:	Managing Member

EXHIBIT INDEX

Exhibit No.

Exhibit 1 Joint Filing Agreement among the Reporting Persons dated as of May 2, 2016.

ANNEX A

Thorndale Farm, L.L.C.

The following table sets forth the names and principal occupations of the executive officers of Thorndale Farm, L.L.C.

Name	Principal Occupation
Oakleigh Thorne	Chief Executive Officer
Robert A. Copen	General Counsel and Chief Operating Officer—Direct Investments
Larry McDermott	Chief Accounting Officer

OTAC (Thorne) LLC

The following table sets forth the name and principal occupation of the manager of OTAC (Thorne), LLC.

Name	Principal Occupation
George T. Whalen III	Manager

TACA (Thorne) LLC

The following table sets forth the name and principal occupation of the managing member of TACA (Thorne), LLC.

Name	Principal Occupation
OTAC (Thorne) LLC	Managing Member

TACA II (Thorne), LLC

The following table sets forth the name and principal occupation of the managing member of TACA II (Thorne), LLC.

Name	Principal Occupation
OTAC (Thorne) LLC	Managing Member

OAP, LLC

The following table sets forth the name and principal occupation of the managing member of OAP, LLC.

Name	Principal Occupation
Oakleigh Thorne	Managing Member

OPTION 1, LLC

The following table sets forth the name and principal occupation of the managing member of Option 1, LLC.

Name	Principal Occupation
Oakleigh Thorne	Managing Member

Thorndale Co-Investment Holdco, LLC

The following table sets forth the name and principal occupation of the managing member of Thorndale Co-Investment Holdco, LLC.

Name	Principal Occupation
Oakleigh Thorne	Managing Member